UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

August 2, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

American Sands Energy Corp.

File No. 000-53167 - CF# 28564

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      American Sands Energy Corp. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on June 22, 2012.

      Based on representations by American Sands Energy Corp. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

              Exhibit 10.12   through January 24, 2022

      For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

              Christian Windsor
              Special Counsel